[LETTERHEAD OF SULLIVAN & CROMWELL LLP]

May 21, 2010

Reid S. Hooper

Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

Washington, D.C. 20549

Re:	Cablevision Systems Corporation
Registration Statement on Form S-4
Filed April 16, 2010
File No. 333-166144

Dear Mr. Hooper:

Set forth below are our responses to your comments as requested in your comment letter, dated May 5, 2010, addressed to Ms. Victoria D. Salhus, regarding your review of Cablevision Systems Corporation’s (“Cablevision” or the “Company”) Registration Statement on Form S-4, filed April 16, 2010 (the “Form S-4”) in connection with the proposed offer by Cablevision to exchange $900,000,000 of its 8 5/8% Series B Senior Notes Due 2017 which have been registered under the Securities Act of 1933 for all outstanding unregistered 8 5/8% Senior Notes due 2017 (the “Exchange Offer”).

We are responding only to your comments regarding the Form S-4. The Company previously addressed your comments on the Company’s Form 10-K for the year ended December 31, 2009 in a letter to you dated May 5, 2010.

Before each response, we repeat your comment in bold. The item numbers given to the comments correspond to the numbers indicated in the left-hand margin of the comment letter referenced above. Where applicable, our responses indicate the additions or revisions set forth below that we included in Amendment No. 1 to the Form S-4 filed on the date hereof (“Amendment No. 1”).

Form S-4 filed April 16, 2010

Cautionary Statement Regarding Forward-Looking Statements, page ii

1.

The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete

Mr. Reid S. Hooper

Securities and Exchange Commission

May 21, 2010

the reference to the Private Securities Litigation Reform Act of 1995 or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Response

Cablevision has complied with the staff’s request by revising the disclosure on page ii of Amendment No. 1 to omit reference to the Private Securities Litigation Reform Act of 1995 (the “PSLRA”). Cablevision will refrain from making further references to the PSLRA or its safe harbor provision in any press releases or other communications relating to the Exchange Offer.

The Exchange Offer, page 2

2.	We note your disclosure that you will complete the exchange and issue the new notes “as soon as possible” after the expiration date. Rule 14e-1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Response

Cablevision has complied with the staff’s request by revising the disclosure on pages 2, 22, 27 and 29 of Amendment No. 1 and pages 5 and 11 of Exhibit 99.1 to Amendment No. 1.

We Can Amend or Extend the Exchange Offer, page 22

3.	We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Response

Cablevision has complied with the staff’s request by revising the disclosure on page 23 of Amendment No. 1 and page 13 of Exhibit 99.1 to Amendment No. 1.

Conditions, page 29

4.	We note that you may terminate the exchange offer if you “deem it advisable.” Please revise to include an objective standard for the determination of whether a condition has been satisfied.

Mr. Reid S. Hooper

Securities and Exchange Commission

May 21, 2010

Response

Cablevision has complied with the staff’s request by revising the disclosure on page 29 of Amendment No. 1.

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Thank you for your consideration of our responses. If you have any questions or require any additional information, please do not hesitate to contact me at 212-558-4312.

Sincerely,

/s/ ROBERT W. DOWNES
Robert W. Downes Sullivan & Cromwell LLP

cc:	Ms. Victoria D. Salhus

(Cablevision Systems Corporation)